                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*

                            HARVARD SCIENTIFIC CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    417465200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Don A. Steffens, 100 No. Arlington, Suite 23-P, Reno, NV 89501
                                  (702)329-2255
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                        January 7, 1994-January 13, 1998(1)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------

         (1) Due to administrative errors, prior filings on Schedule 13D for this reporting person were not made. Accordingly, this Schedule sets forth information regarding both current position as well as past activities.


                        (Continued on following page(s))

CUSIP No.  417465200  13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bio-Sphere Technology, Inc. IRS# 88-0297507
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)  [  ]
                                         (b)  [ X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                                         OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)    [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                         Nevada
--------------------------------------------------------------------------------
   NUMBER OF               7    SOLE VOTING POWER
     SHARES                              746,750
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY               8    SHARED VOTING POWER
      EACH                               -0-
   REPORTING       -------------------------------------------------------------
     PERSON                9    SOLE DISPOSITIVE POWER
      WITH                               746,750
                   -------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                         746,750
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*

                                         [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         14.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  417465200  13D

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock par value $0.01 per share of Harvard Scientific Corp. (the "Issuer"), 100 North Arlington Avenue, Suite 380, Reno, Nevada 89501. All share amounts and dollar amounts per share have been adjusted to reflect all Issuer stock splits to date.

ITEM 2.  IDENTITY AND BACKGROUND

         (I) BIO-SPHERE TECHNOLOGY, INC. ("BTI") is a Nevada biotechnology research and development company with its principal office and business located at 100 North Arlington, Suite 23-P, Reno, Nevada 89501. BTI has never been convicted in any criminal proceedings nor ever been a party to any proceeding or subjected to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         (II) JACKIE R. SEE, M.D. Jackie R. See, M.D. has a business address at 100 North Arlington Avenue, Suite 23-P, Reno, Nevada 89501. He is the Chief Executive Officer, President, a Director and majority stockholder of BTI. He is also a member of the Board of Directors of the Issuer, a consultant to the Issuer and the director of research of the Issuer. He has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor was he ever a party to any proceeding or subjected to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to the federal or state securities law or finding any violation with respect to such laws. He is an American citizen.

         (III) DON A. STEFFENS has a business address at 100 North Arlington Avenue, Suite 23-P, Reno, Nevada 89501. He is the Vice President, Treasurer and a Director of BTI. He has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he ever been a party to any proceeding or subjected to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws. He is an American citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         (I) BIO-SPHERE TECHNOLOGY, INC. - BTI did not purchase any shares of Common Stock of the Issuer for cash. Its method of acquiring the shares is described as follows:

                  On January 7, 1994, the Issuer entered into an Asset Purchase Agreement with BTI whereby the Issuer acquired intellectual property rights relating to prostaglandin microsphere delivery in exchange for 71,400 shares of the Issuer's Common Stock. These shares were valued at par value for purposes of such issuances.

                  On November 16, 1995, the Issuer issued 613,850 shares of Common Stock for BTI's assistance in management, raising working capital, a patent application and distribution agreements associated with the PGE-1 product. These shares were valued at par value for purposes of such issuances.

                  On November 20, 1997, the board of directors of the Issuer authorized a payment of $150,000 in cash, 200,000 shares of the Issuer's Common Stock and a 3% gross override royalty to be paid or acquired by BTI in exchange for the conveyance of all the rights to Prostaglandin E-1 Lyophilized Liposomes used in the treatment of Psoriasis. These shares were valued at par value for purposes of such issuances.

         (II) JACKIE R. SEE, M.D. Prior to January 13, 1998, Dr. See did not purchase any shares of Common Stock of the Issuer for cash. On February 3, 1998, pursuant to the January 13, 1998 agreement described below, as amended on February 3, 1998 (the "Financing Agreement"), Dr. See purchased 790,139 shares of Common Stock at a per share purchase price of $3.164. Of the aggregate purchase price for such shares, Dr. See paid $7,901.39 in cash and delivered a promissory note payable to the Issuer for the remaining balance of $2,492,098.61. The promissory note is due March 31, 1999, bears interest at a rate of 1% above prime and is secured by the shares purchased. Dr. See's method of acquiring the shares of Common Stock of the Issuer prior to January 13, 1998 otherwise than for cash is described below:

                  Dr. See has received 356,750 shares of Common Stock of the Issuer from the Issuer in payment for services rendered to the Issuer. In particular, Dr. See received 19,750 shares in
                  1994, 2,000 shares on September 25, 1995, 35,000 shares on March 18, 1997 and 300,000 shares on June 10, 1997. These shares were valued at par value for purposes of these issuances.

         (III) DON A. STEFFENS - Mr. Steffens did not purchase any shares of Common Stock of the Issuer for cash. His method of acquiring the shares is described as follows:

                  Mr. Steffens has received 125,000 shares of Common Stock of the Issuer in payment for services rendered to the Issuer. In particular, Mr. Steffens acquired 25,000 shares on March 18, 1997 and 100,000 shares of June 10, 1997. These shares were valued at par value for purposes of such issuances.

ITEM 4.  PURPOSE OF TRANSACTION

         (I) BIO-SPHERE TECHNOLOGY, INC. The purpose of the transactions on January 7, 1994, November 16, 1995 and November 20, 1997 was for technology transfer and promotion of the business of the Issuer. BTI has sold or otherwise disposed of 138,500 shares of Common Stock of the Issuer from time to time through brokerage sales, private transfers, or otherwise.

         (II) JACKIE R. SEE, M.D. The purpose of the transactions prior to January 13, 1998 was for services rendered. The purpose of the acquisition of shares on February 3, 1998 was to invest in the

                  Issuer and to assist in the capitalization of the Issuer for financial reporting and regulatory purposes. The acquisition of such shares was in accordance with the Financing Agreement among the Issuer, Dr. See and Thomas E. Waite, the Issuer's Chairman, President and Chief Executive Officer. Under the Financing Agreement, each of Dr. See and Mr. Waite purchased 790,139 shares of the Issuer's Common Stock for cash and stock. In addition, the Financing Agreement provides that prior to April 1, 1999, Dr. See and Mr. Waite will have the right to purchase up to an additional aggregate of 592,604 shares (or 296,302 shares each if such amount is purchased equally, as contemplated). Of such additional shares, the purchase price would be $6.238 for the first 395,070 shares purchasable and $12.656 for the remaining 197,534 shares purchasable. If purchased, such shares would be paid for by way of cash in the amount of not less than the par value of the purchased shares and delivery of a promissory note for the remaining balance of the purchase price then due. Any such promissory note would have substantially the same terms as the notes delivered in connection with the February 3, 1998 purchases. The Issuer has indicated that it plans to submit the Financing Agreement to its stockholders for approval, which approval is anticipated in view of the number of shares controlled by Dr. See and Mr. Waite. Because of their mutual participation in the Financing Agreement, Dr. See and Mr. Waite might be deemed to be a "group" for purposes of Rule 13d-5(b); however, Dr. See expressly disclaims the existence of any such group (and notes that Mr. Waite has disclaimed any such status in his separate filing with respect to this transaction).

         Dr. See has disposed of an aggregate of 41,750 shares of Common Stock of the Issuer from time to time, of which 31,000 shares were transferred by way of gift and the remaining 10,750 shares were sold through brokerage sales.

         (III) DON A. STEFFENS - The purpose of the transactions was to compensate Mr. Steffens for services rendered to the Issuer. In October, 1997, Mr. Steffens transferred 111,500 shares of Common Stock to the Steffens Family Trust and 10,000 shares to Helen Alexander, 500 shares to Philip Alexander and 3,000 shares to John Davis.

         Except for the acquisitions or dispositions of additional securities of the Issuer in the ordinary course of business through broker sales, and except as may be contemplated by the Agreement, BTI, Dr. See and Mr. Steffens have no other plans or proposals which relate to or would result in any of the matters described in Items 4(a) through 4(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      BENEFICIAL OWNERSHIP

                  (I) BIO-SPHERE TECHNOLOGY, INC. The aggregate number of shares of Common Stock of the Issuer beneficially owned by BTI is 746,750 or 14.3% of the 5,238,047 shares of Common Stock of the Issuer currently outstanding.

                  (II) JACKIE R. SEE, M.D. The aggregate number of shares of Common Stock deemed to be beneficially owned by Dr. See is 2,258,191 shares, or 40.8% of the 5,534,349 shares deemed outstanding (including 296,302 shares which Dr. See may be deemed to have the right to purchase under the Financing Agreement). The shares that Dr. See may be deemed to beneficially own consist of (A) the 1,105,139 shares of Common Stock held by him, (B) the 746,750 shares of Common Stock held by BTI, (C) the 110,000 shares of Common Stock held by the Wassgren Anita See Trust (Anita See is Dr. See's spouse), and (D) the 296,302 shares of Common Stock issuable to Dr. See upon exercise of his rights to purchase additional shares under the Financing Agreement. Dr. See disclaims beneficial ownership of all except the shares held or purchasable by him, other than to the extent of his indirect interest in the BTI-held shares as a stockholder of BTI.

                  (III) DON A. STEFFENS. The aggregate number of shares of Common Stock of the Issuer deemed to be beneficially owned by Mr. Steffens is 858,250 or 16.4% of the 5,238,047 shares of Common Stock of the Issuer currently outstanding. The shares that Mr. Steffens may be deemed to beneficially own consist of the 746,750 shares of Common Stock held by BTI and the 111,500 shares of Common Stock held by the Steffens Family Trust. Mr. Steffens disclaims beneficial ownership of all except the 111,500 shares held by the Steffens Family Trust, other than to the extent of his indirect interest in the BTI-held shares as a stockholder of BTI.

         (b)      POWER TO VOTE AND POWER TO DISPOSE

                  (I) BIO-SPHERE TECHNOLOGY, INC. BTI has the sole voting and dispository power over the 746,750 shares of Common Stock of the Issuer held by it.

                  (II) JACKIE R. SEE, M.D. Dr. See has sole voting and dispository power over the 1,105,139 shares of Common Stock of the Issuer held by him. Dr. See has the shared voting and dispository power over the 746,750 shares of Common Stock of the Issuer held by BTI. Dr. See shares voting and dispository power over the BTI shares with Mr. Steffens.

                  (III) DON A. STEFFENS. Mr. Steffens shares voting and dispository power with respect to the shares held by BTI with Dr. Jackie R. See, and shares voting and dispository power with respect to the shares held by the Steffens Family Trust with his spouse, Ms. Cynthia A. Steffens as a joint trustee of the Steffens Family Trust . The Item 2 information with respect to Dr. See and Ms. Steffens is as follows:

                           Cynthia A. Steffens has a business address at 100 North Arlington Avenue, Suite 23-P, Reno, Nevada 89501. She has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor was he ever a party to any proceeding or subjected to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to the federal or state securities law or finding any violation with respect to such laws. She is an American citizen.

         (c)      TRANSACTIONS DURING THE LAST SIXTY DAYS

                  (I) BIO-SPHERE TECHNOLOGY, INC. Within the 60 days prior to the date of this Schedule, BTI has conducted the following sales of Common Stock of the Issuer:

                  Date             Shares        Price/Sh.        Manner of Sale
                  ----             ------        ---------        --------------
                  1/16/98          300           $10.312          broker sale
                  1/16/98          100           $10.625          broker sale
                  1/20/98          400           $7.50            broker sale
                  1/21/98          400           $5.625           broker sale
                  1/22/98          400           $5.937           broker sale
                  1/23/98          400           $5.937           broker sale
                  1/26/98          270           $6.25            broker sale
                  1/26/98          130           $5.937           broker sale
                  1/27/98          250           $7.50            broker sale
                  1/27/98          150           $7.187           broker sale
                  1/28/98          400           $8.125           broker sale
                  1/29/98          1,550         $6.975           broker sale
                  1/29/98          400           $7.812           broker sale
                  1/29/98          250           $7.50            broker sale
                  1/29/98          150           $7.812           broker sale

                  (II) JACKIE R. SEE, M.D. See items 3 and 4 for transactions within the last 60 days by Dr. See.

                  (III) DON A. STEFFENS. There have been no transactions within the last 60 days by Mr. Steffens.

         (d) RECEIPT OF DIVIDENDS AND PROCEEDS OF SALE.

                  Ms. Steffens, as a joint trustee of the Steffens Family Trust with Mr. Steffens, has the right to receive dividends or the proceeds from the sale of 111,500 shares of Common Stock of the Issuer owned by the Steffens Family Trust. With that exception, no other person not described above has such rights or powers.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3 and 4 for a discussion of arrangements regarding shares of Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (1) Consulting Agreement dated April 19, 1996 between the Issuer and Dr. Jackie R. See, incorporated by reference to Exhibit
                  10.1 to Amendment #1 to the Registration Statement on Form SB-2, Regis. #333-25647, filed June 24, 1997 (the "SB-2").

         (2) Memorandum of Agreement dated May 15, 1997 amending the Consulting Agreement between the Issuer and Dr. See of April 19, 1996, incorporated by reference to Exhibit 10.1A to the SB-2.

         (3) Agreement for the Acquisition of Intellectual Property Rights dated January 7, 1994 between the Issuer and BTI, incorporated by reference to Exhibit 10.6 to the SB-2.

         (4) Exchange Agreement dated November 16, 1995 between the Issuer and BTI, incorporated by reference to Exhibit 10.7 to the SB-2.

         (5) Financing Agreement dated January 13, 1998, as amended February 3, 1998, among the Issuer, Dr. Jackie R. See and Thomas E. Waite, incorporated by reference to Exhibits A and B to the Schedule 13D filed by Thomas E. Waite on March 5, 1998..

         (6) Agreement For The Acquisition Of Intellectual Property Rights dated November 20, 1997 between the Issuer and BTI.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16 , 1998                       BIO-SPHERE TECHNOLOGY, INC.


                                            By:       /s/ Don A. Steffens
                                               --------------------------------
                                                      Signature

                                            Don A. Steffens, Vice President
                                            ------------------------------------
                                            Name/Title